SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

XO Holdings, Inc.
(formerly XO Communications, Inc.)
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

98417K106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 16,847,195 shares, which constitutes approximately 9.2% of the 182,937,151 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 182,075,035 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  15,985,079 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  15,985,079 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           16,847,195 (1)(2)(3)(4)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 9.2% (5)

14.     Type of Reporting Person: PN
--------------
(1)     The shares were acquired by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over such shares and R2 has no beneficial ownership of such shares.
(2)     Includes 344,846 shares of Common Stock that may be acquired upon the exercise of Series A Warrants.
(3)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series B Warrants.
(4)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series C Warrants.
(5)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 182,937,151.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 14, 2008, as amended by Amendment No. 1 dated June 12, 2008, as amended by Amendment No. 2 dated August 6, 2008 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock") of XO Holdings, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Amalgamated	Other	Not Applicable (1)(2)

(1)  Amalgamated has not expended any of its funds for purchases of the Stock reported herein.  Amalgamated, however, expended $58,761,532.45 of the funds of R2 to purchase the Stock.
(2)  All of the Warrants and 41,698 shares of the Stock shown above were acquired in 2006 in exchange for claims surrendered in the bankruptcy of Nextlink Communications, LLC, which was acquired by the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

          In response to Mr. Icahn's recent offer to purchase the Issuer's remaining outstanding shares, on August 4, 2009, the Reporting Person, on behalf of R2, sent the following letter to the Issuer's independent directors:

Dear Messrs. Knauss, Dell, and Gradin:

Bravo to Mr. Icahn!

As you know, R2 Investments, LDC is the beneficial owner of more than 15 million shares of XO Holdings, Inc.'s common stock, and has sent each of you numerous letters asking the "independent" directors to protect minority shareholders' rights. Unfortunately, as we predicted would happen in the various letters that we sent each of you over the past year, Mr. Icahn is now offering to buy all the outstanding shares for an insulting $0.55 per share.

Under Mr. Icahn's tutelage, we believe that this board is on the cusp of stripping almost all value from the minority shareholders. It has taken this board almost four years to find a way to give Mr. Icahn this company, but after a long, arduous process, the board has almost completed its apparent goal -- finding a way to give Mr. Icahn all the assets and NOLs for as little consideration as possible.

For a moment, please humor us as we predict how the next few weeks will play out. The "independent" directors have likely already retained counsel and will negotiate with Mr. Icahn for an increased price. Mr. Ichan will "generously" increase his offer to $0.75 per share. The "independent" directors will trumpet their accomplishment and tout that they were able to increase Mr. Icahn's offer by over 35%.

There will be enough of an uproar from the minority shareholders that the new offer of $0.75 per share will likely be rejected and Mr. Icahn will not achieve the "majority of the minority" condition to his offer. Mr. Icahn will once again "generously" increase his offer to $1.00 per share and will threaten to complete the deal around the minority shareholders: by converting his preferred shares into common equity, he will be able to reach the 90% ownership threshold required to complete a short-form merger. Threatened by a squeeze-out, minority shareholders will then give Mr. Icahn his "majority of the minority." The Company will be his for $1.00 a share.

The shameful aspect of all this is that you, as "independent" directors, could have prevented this unfortunate outcome. You passed up numerous opportunities to refinance the Icahn-owned credit facilities during perhaps the most attractive credit markets in history from 2004 to early 2008, and you also ignored numerous other offers to purchase the company at much higher prices than what Mr. Icahn will likely offer the minority shareholders.

We were truly aghast when we learned through discovery as part of our attached lawsuit that approximately one year ago one of the potential bidders valued its combined bid for the assets and the net operating losses at approximately $10 per share. The fact that the board rejected this offer in favor of the massively dilutive proposal from Mr. Icahn only causes us to question further the true independence of the "independent directors." As you well know, the attached complaint that we recently filed in the Supreme Court of the State of New York shows that this board dismissed proposals from FIVE different bidders that would have each likely garnered more value for the minority shareholders than anything Mr. Icahn is going to offer.

Rest assured, we are going to do everything in our power to ensure that justice is served and that the rights of minority shareholders prevail. We intend to hold each of you personally liable to the maximum extent permitted by law for the numerous infractions you have committed in trampling the rights of minority shareholders should Mr. Icahn prevail.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 16,847,195 shares of the Stock, which constitutes approximately 9.2% of the 182,937,151 shares of the Stock deemed to be outstanding thereunder.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,847,195 shares of the Stock, which constitutes approximately 9.2% of the 182,937,151 shares of the Stock deemed outstanding pursuant to Rule 13-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,847,195 shares of the Stock, which constitutes approximately 9.2% of the 182,937,151 shares of the Stock deemed outstanding pursuant to Rule 13-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 15,985,079 shares of the Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,985,079 shares of the Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,985,079 shares of the Stock.

(c)  During the past 60 days, the Reporting Person has purchased shares of the Common Stock in transactions in the OTC Bulletin Board market as follows:

DATE	NUMBER OF SHARES PURCHASED	PRICE PER SHARE
08/03/09	2,880,000	$ 0.53
08/04/09	1,815,000	$ 0.55

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Stock during the past 60 days.

The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

(e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

99.1 -- Complaint in R2 Investments, LDC vs. Carl C. Icahn, et al. and XO Holdings, Inc.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     DATED: August 4, 2009

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading